Valeo

RECEIVED

2005 APR 28 P 5:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20459
USA

05007575

Paris, April 14, 2005

File n° 82 – 3668
Rule 12g3-2(b)
Valeo A.D.R.'s

SUPPL

Dear Sirs,

Please find enclosed the summary of the following release: ***Valeo to make French Public Tender Offer for up to 6,250,000 of its own shares at the price of euro 40 per share (ex-dividend).***

Yours faithfully,

Rémy Dumoulin
Investor Relations Director

PROCESSED

MAY 03 2005

THOMSON FINANCIAL

Encl. 1

VALEO - Siège Social : 43, rue Bayen - 75848 Paris Cedex 17 - France - Tel. +33 (0)1 40 55 20 20 - Fax +33 (0)1 40 55 21 71
Société Anonyme au capital de 246 401 184 Euros - 552 030 967 RCS Paris
www.valeo.com

Valeo to make French Public Tender Offer for up to 6,250,000 of its own shares at a price of €40 per share (ex-dividend)

On April 12, 2005, Valeo (Euronext: Eurolist FR0000130338) announced that it had filed documents with the French *Autorité des marchés financiers* relating to its public tender offer to repurchase up to 6,250,000 of its own shares at a price of €40 per share, ex-dividend. This price represents a premium of 21.7% over the average price of the shares during the three months preceding the initial announcement of its intention to make this tender offer on March 7, 2005. The 6,250,000 share limit for the offer represents approximately 7.5% of the outstanding shares of Valeo (on a non-diluted basis). The tender offer is subject to the approval of the French *Autorité des marchés financiers* and to the approval of the related reduction of capital at the General Shareholders' Meeting, to be held on May 3, 2005. Once launched, the tender offer is expected to be open for at least 20 days. All shares repurchased in the tender offer will be cancelled.

The offer, which is in an aggregate maximum amount of €250 million, is made possible by Valeo's level of debt and the management of Valeo's business over the past few years. It is part of a program to optimize Valeo's financial structure and to improve the yield for shareholders without compromising the company's policy to seek organic growth and targeted acquisitions.

If more than 6,250,000 shares are tendered pursuant to the offer, the shares tendered by each shareholder will be subject to a pro-rata reduction. The shares that are not accepted following the pro-rata reduction will be returned to their respective shareholders.

As of April 12, 2005, no shareholders had indicated whether they would tender their shares. Valeo does not intend to tender its treasury shares in the offer.

The tender offer will not affect how Valeo conducts is business, nor will it affect its dividend distribution policy. A proposal for the distribution of a dividend of €1.10 per share, to be paid on May 16, 2005, will be submitted to the May 3, 2005 General Shareholders' Meeting. If this proposal is approved, shareholders who tender their shares pursuant to the tender offer will receive this distribution.

This document does not constitute a tender offer in the United States or in any other jurisdiction. If the company determines to extend the tender offer in the United States or any other jurisdiction, such offer will be made pursuant to an offer document prepared in accordance with applicable legal and regulatory requirements in each relevant jurisdiction.